U.S. SECURITIES AND EXCHANGE COMMISSION

                    WASHINGTON, DC 20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING


(Check One):

 Form 10-K and Form 10-KSB  Form20-F Form11-K
     X Form 10-Q and Form 10-QSB  Form N-SAR

For Period Ended:  March 31, 1998

 Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N-SAR

For the Transition Period Ended:

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
          PLEASE PRINT OR TYPE.
     Nothing in this Form shall be construed to imply that the
Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registrant Information:


Full Name of Registrant:
Wilson Brothers USA, Inc.

Former Name if Applicable:  Wilson Brothers

Address of Principal Executive Office (Street and Number)
902 South Main Street

City, State and Zip Code:
Point Marion, PA 15474

Part II - Rules 12b-25 (b) and (c):



If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-
25(b), the
following should be completed. (Check box if appropriate)

     a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date, or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     c) The accountants statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F,
11-K 10-q AND Form 10-QSB, N-SAR, or the transition report or thereof could not be filed within the prescribed period.

See attached.

Part IV - Other Information


     (1) Name and telephone number of person to contact in regard to this notification


          (Name)         (Area Code)    (Telephone Number)
          John Sanford        212       629-7706




     (2) Have all other periodic reports required under 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                          X Yes No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the fiscal year will be reflected by the earnings statements to be included in the report or portion thereof?

                          X Yes No


       If so, attach an explanation of the anticipated change, both narratively, and if quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


               (Name of the Registrant as Specified in
Charter)
                 Wilson Brothers USA, Inc.

       has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

          Date:  5/12/98By:  John Sanford
                         President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representatives authority to sign on behalf of the registrant shall be filled with the form.

                          ATTENTION

Intentional misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).




Securities and Exchange Commission
Washington, DC 20549

Form 12b-25




Part III. Narrative

We are requesting extension to File Form 10-Q for March 31,
1998, because we require additional time to complete our accounting records.

Part IV

(3) It is not anticipated that there will be a significant change in results of operations for the quarter ended March
31, 1998 versus March 31, 1997.